MusclePharm Corporation
4400 Vanowen Street
Burbank, CA 91505

September 10, 2018

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Suzanne Hayes
Dorrie Yale

Re:
MusclePharm Corporation– Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-190765)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MusclePharm Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-190765), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 21, 2013.

The Company has determined not to pursue the resale registration to which the Registration Statement relates due to the passage of time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at MusclePharm Corporation, 4400 Vanowen Street, Burbank, California 91505, facsimile number 818-658-9027, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Michael Littenberg, 1211 Avenue of the Americas, New York, New York 10036, email address Michael.Littenberg@ropesgray.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Michael Littenberg at (212) 596-9160 or Michael.Littenberg@ropesgray.com.

Sincerely,

MusclePharm Corporation

/s/ Ryan Drexler__________
Name:
Ryan Drexler
Title:
Chairman and Chief Executive Officer